UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 29,687,000 Green Bonds Linked to the Ethical Europe Equity Index due May 22, 2025

Filed pursuant to Rule 3 of Regulation BW

Dated: May 21, 2015

The following information regarding the U.S. Dollar 29,687,000 Green Bonds Linked to the Ethical Europe Equity Index due May 22, 2025 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 16, 2014) is already on file with the Securities and Exchange Commission.

Item 1.    Description of Obligations

(a)     U.S. Dollar 29,687,000 Green Bonds Linked to the Ethical Europe Equity Index due May 22, 2025.

(b)     Zero Coupon.

(c) Maturing May 22, 2025. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Final Redemption Amount is linked to the Ethical Europe Equity Index as fully described in the Final Terms.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.    Distribution of Obligations

As of May 19, 2015, the Bank entered into a Terms Agreement with BNP Paribas Securities Corp. (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 29,687,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about May 22, 2015.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3.    Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	3.675%	96.325%
Total: USD 29,687,000	USD 1,090,997.25	USD 28,596,002.75

Item 4.    Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5.    Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6.    Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7.    Exhibits

A.	Final Terms dated May 19, 2015.

B.	Terms Agreement dated May 19, 2015.

Final Terms dated May 19, 2015

International Bank for Reconstruction and Development

Issue of US$29,687,000 Green Bonds Linked to the Ethical Europe Equity Index due May 22, 2025

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document forms an integral part of the Final Terms of the Green Bonds Linked to the Ethical Europe Equity Index due May 22, 2025 (the “Notes”) described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE SECURITIES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series Number:	4383

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies:	United States Dollars (“US$”)

4.	Aggregate Nominal Amount:	US$29,687,000

	(i) Series:	US$29,687,000

	(ii) Tranche:	US$29,687,000

5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount

6.	(i) Specified Denominations:	US$1,000 and integral multiples thereof

	(ii) Calculation Amount (Condition 5(j)):	US$1,000

7.	Issue Date:	May 22, 2015

8.	Maturity Date (Condition 6(a)):	May 22, 2025, unless the Final Observation Date is postponed pursuant to Term 17(iv), in which case the Maturity Date shall be postponed as described therein. For the avoidance of doubt, no additional amounts shall be payable by IBRD in the event that the Maturity Date is postponed due to any postponement of the Final Observation Date due to the operation of Term 17(iv).

9.	Interest Basis (Condition 5):	Zero Coupon (further particulars specified below)

10.	Redemption/Payment Basis (Condition 6):	Index Linked Redemption (further particulars specified below).

11.	Change of Interest or Redemption/Repayment Basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Not Applicable

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	None

15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Zero Coupon Note Provisions (Condition 5(c)):	Applicable for the purpose of Condition 5(c) only, provided that the Early Redemption Amount of the Notes shall be calculated as set out in Term 19.

	(i) Amortization Yield (Condition 6(c)(ii)):	Solely for purposes of calculating the Rate of Interest for any overdue principal under Condition 5(c), the Amortization Yield shall equal 2.23 per cent. per annum.

	(ii) Day Count Fraction(Condition 5(l)):	Solely for purposes of calculating the Rate of Interest for any overdue principal under Condition 5(c), the Day Count Fraction shall be 30/360.

	(iii) Any other formula/basis of determining amount payable:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	Final Redemption Amount of each Note (Condition 6):

	(i) Index/Formula/variable:	The Final Redemption Amount is linked to the Ethical Europe Equity Index (the “Index”).

	(ii) Party responsible for calculating the Final Redemption Amount (if not the Calculation Agent):	BNP Paribas will serve as the Calculation Agent. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on the holders and beneficial owners of the Notes.

(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	If no Amendment Event has occurred on or prior to the Maturity Date, the Final Redemption Amount payable per Calculation Amount on the Maturity Date will be an amount in US$ calculated by the Calculation Agent in accordance with the following:

US$1,000 plus the Premium Paid at Maturity.

If an Amendment Event has occurred on or prior to the Maturity Date, the Final Redemption Amount payable per Calculation Amount on the Maturity Date will be equal to the minimum Specified Denomination (further particulars specified below in Term 18).

“Average Index Level” means the arithmetic mean (rounded to the nearest four (4) decimal places, 0.00005 rounded upwards) of the Index Closing Levels on each Averaging Observation Date, as calculated by the Calculation Agent.

The “Average Index Return” means the quotient, expressed as a percentage, as calculated by the Calculation Agent, equal to (i) the Average Index Level minus the Initial Index Level divided by (ii) the Initial Index Level.

“Initial Index Level” means the Index Closing Level on the Initial Observation Date, as determined by the Calculation Agent, which is 212.432.

“Participation Rate” means 102.00%.

The “Premium Paid at Maturity” means the product of US$1,000 multiplied by the Participation Rate multiplied by the greater of (i) the Average Index Return and (ii) zero (0).

(iv)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:

Scheduled Averaging Observation Date is a Disrupted Day

If, in the opinion of the Calculation Agent, a Scheduled Averaging Observation Date occurs on a day that is a Disrupted Day (the “First Disrupted Day”), then such Averaging Observation Date will be postponed until the first following Trading Day that is not a Disrupted Day; provided, that, if each of the eight consecutive Trading Days immediately following the Scheduled Averaging Observation Date is a Disrupted Day, then (i) such Averaging Observation Date will instead be postponed until the eighth such consecutive Trading Day (the “Eighth Disrupted Day”), notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the Index Closing Level as of such Averaging Observation Date, in accordance with the formula for and method of calculating the Index last in effect prior to the occurrence of the First Disrupted Day, using the exchange-traded or quoted price of each Index Component as of the official closing time on the Eighth Disrupted Day; provided, that, if an event giving rise to a Disrupted Day has occurred in respect of an Index Component on the Eighth Disrupted Day, the Calculation Agent shall use its estimate, determined in good faith, of the value of the relevant Index Component as of the official closing time on the Eighth Disrupted Day).

If the Final Observation Date is postponed as set forth above, then the Maturity Date will be postponed by an equal number of Trading Days; provided, however, that no interest or other payment will be payable because of any such postponement of the Maturity Date.

Market Disruption Event

“Disrupted Day” means a Trading Day in respect of which the Calculation Agent has determined a Market Disruption Event has occurred or is continuing.

A “Market Disruption Event,” as determined by the Calculation Agent in its sole discretion, means, in respect of any Trading Day, (i) that the Index Sponsor fails to publish the level of the Index, or (ii) that, in respect of any Index Component, an Exchange or any Related Exchange fails to open for trading during its regular trading session, or (iii) the occurrence or existence of any of the following events:

•    a Trading Disruption, if the Calculation Agent determines it is material, at any time during the one hour period that ends at the close of trading for an Exchange or Related Exchange; or

•    an Exchange Disruption, if the Calculation Agent determines it is material, at any time during the one hour period that ends at the close of trading for an Exchange or Related Exchange; or

•    an Early Closure.

For the purposes of determining whether a Market Disruption Event exists at any time, if a Market Disruption Event occurs in respect of an Index Component at any time, then the relevant percentage contribution of that Index Component to the level of the Index will be based on a comparison of (i) the portion of the level of the Index attributable to that Index Component and (ii) the overall level of the Index, in each case immediately before the occurrence of such Market Disruption Event.

Notwithstanding the occurrence of a Market Disruption Event in respect of any Trading Day as described above, if such Market Disruption Event occurs solely as a result of the failure of the Index Sponsor to publish a level for the Index, the Calculation Agent may (but is not obliged to) disregard such Market Disruption Event in respect of such day and determine the level of the Index for such day as described below in this Term 17(iv) under “Discontinuation of the Index and Successor Index.”

An “Early Closure” means the closure on any Exchange Business Day of any Exchange relating to Index Components that compose 20 per cent. or more of the level of the Index or any Related Exchange prior to its normally Scheduled Closing Time, unless such earlier closing time is announced by such Exchange or Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange or Related Exchange on such Exchange Business Day and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such Exchange Business Day.

An “Exchange Business Day” means any Trading Day on which each Exchange and Related Exchange is open for business during its regular trading session, notwithstanding any such Exchange or Related Exchange closing prior to its scheduled weekday closing time, without regard to after-hours trading or other trading outside its regular trading session hours.

An “Exchange Disruption” means any event (other than a scheduled early closure) that disrupts or impairs (as determined by the Calculation Agent in its sole discretion) the ability of market participants in general to (i) effect transactions in or obtain market values on any Exchange or Related Exchange in Index Components that compose 20 per cent. or more of the level of the Index or (ii) effect transactions in options contracts or futures contracts relating to the Index on any relevant Related Exchange.

“Scheduled Closing Time” means the scheduled closing time of an Exchange or the Related Exchange, as applicable, on any Trading Day, without regard to after-hours trading or any other trading outside of the regular trading hours.

A “Trading Disruption” means any suspension of or limitation imposed on trading by an Exchange or Related Exchange or otherwise, whether by reason of movements in price exceeding limits permitted by the Exchange or Related Exchange or otherwise, (i) relating to Index Components that compose 20 per cent. or more of the level of the Index or (ii) in options contracts or futures contracts relating to the Index on any Related Exchange.

Discontinuation of the Index and Successor Index

If Solactive discontinues publication of the Index (an “Index Cancellation”) and Solactive or another entity (the “Successor Index Sponsor”) publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “Successor Index”), then, the Calculation Agent will substitute the Successor Index, as calculated by the Successor Index Sponsor, for the Index and calculate the

Index Closing Level on each succeeding Averaging Observation Date as described in this Term 17 (“–Final Redemption Amount of each Note”).

In the event of an Index Cancellation and:

•       the Calculation Agent does not select a Successor Index, or

•       the Successor Index is no longer published on any of the relevant Trading Days,

the Calculation Agent will (but without prejudice to the occurrence and the consequences of the occurrence of an Amendment Event pursuant to Term 18), on each Averaging Observation Date, compute a substitute level for the Index in accordance with the procedures last used to calculate the level of the Index before any Index Cancellation, using only those securities that composed the Index prior to such Index Cancellation, which will also be used for purposes of determining whether a Market Disruption Event exists, until (i) a Successor Index is selected, (ii) Solactive elects to begin republishing the Index and the Calculation Agent in its sole discretion decides to use the republished Index, or (iii) the Final Observation Date, whichever of (i), (ii) and (iii) is earliest. Any substitute level for the Index calculated on an Averaging Observation Date by the Calculation Agent on an Averaging Observation Date pursuant to the previous sentence will be deemed to be the Index Closing Level for such Averaging Observation Date.

If a Successor Index is selected or the Calculation Agent calculates a level as a substitute for the Index as described above, such Successor Index or level will be used as a substitute for the Index for all purposes after such selection, including for purposes of determining whether a Market Disruption Event exists, even if Solactive elects to begin republishing the Index, unless the Calculation Agent in its sole discretion decides to use the republished Index.

If a Successor Index is selected or the Calculation Agent calculates a level as a substitute for the Index as described above, the Calculation Agent will cause notice of such level or the level of such Successor Index to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these levels to be made available daily by telephone.

Modification of the Index

If at any time the method of calculating the level of the Index or the level of the Successor Index, changes in any material respect, or if the Index or Successor Index is in any other way modified so that the Index or Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, on each date that the Index Closing Level is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index or such Successor Index, as the case may be, as if those changes or modifications had not been made, and calculate the Index Closing Level with reference to the Index or such Successor Index, as so adjusted. Accordingly, if the method of calculating the Index or a Successor Index is modified and has a dilutive or concentrative effect on the level of such index (including, but not limited to, a share or stock split), then the Calculation Agent will adjust such index in order to arrive at a level of such index as if it had not been modified (including, but not limited to, as if a share or stock split had not occurred).

Correction of the Index

With the exception of any corrections published after the day which is three Trading Days prior to the Maturity Date, if the level of the Index published on a given day and used or to be used by the Calculation Agent to make any determination under the Notes is subsequently corrected and the correction is published by the Index Sponsor or (if applicable) the Successor Index Sponsor, no later than five Trading Days following the date of the original publication, the level to be used shall be the level of the Index as so corrected. Corrections published after the day which is three Trading Days prior to the Maturity Date will be disregarded by the Calculation Agent for the purposes of determining the relevant amount to be paid.

	(v)	Payment Date:	The Maturity Date

	(vi)	Minimum Final Redemption Amount:	US$1,000 per Calculation Amount

	(vii)	Maximum Final Redemption Amount:	Not Applicable

18.	Amendment Event / Early Premium Amount		In the event of the occurrence of an Amendment Event, IBRD shall be required to pay an amount (which may be zero), calculated per Calculation Amount, equal to the Early Premium Amount as soon as practicable after the Amendment Event occurs. For the avoidance of doubt, the occurrence of an Amendment Event shall not alter IBRD’s obligation to pay an amount equal to the minimum Specified Denomination per Calculation Amount on the Maturity Date.

The term “Amendment Event” means the occurrence of either of the following events:

(i) an Index Cancellation occurs on or before the Final Observation Date and the Calculation Agent determines, in its sole and absolute discretion, that the application of the provisions under “Discontinuation of the Index and Successor Index” in Term 17(iv) does not achieve a commercially reasonable result; or

(ii) IBRD determines that a Hedging Event has occurred.

The Calculation Agent shall forthwith give notice (the “Notice”) to IBRD and the Global Agent of a determination made under paragraph (i) above.

IBRD shall give notice to the Noteholders as soon as practicable in accordance with Condition 12(c), stating the receipt of the Notice or stating IBRD’s determination that a Hedging Event has occurred; giving details of the relevant determination made by the Calculation Agent or IBRD; and stating the date on which the Early Premium Amount will be paid.

“Change In Law” means that, on or after the Trade Date, (A) due to the adoption of or any change in any applicable law or regulation (including, without limitation, any tax law, solvency or capital requirements), or (B) due to the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including any action taken by a taxing authority or financial authority), or the combined effect thereof if occurring more than once, IBRD determines in its sole and absolute discretion that:

(a) it has become illegal for it to hold, acquire or dispose of any relevant hedge positions relating to the Index; or

(b) it would incur a materially increased cost (including, without limitation, in respect of any tax, solvency or capital requirements) in maintaining the Notes in issue or in holding, acquiring or disposing of any relevant hedge position relating to the Index.

“Early Premium Amount” means the fair market value of the equity option embedded in each Note less the cost to IBRD of unwinding any hedging arrangements related to such embedded equity option, as determined by the Calculation Agent in its sole and absolute discretion. The Early Premium Amount could be zero but shall not be less than zero.

The Early Premium Amount will be determined by the Calculation Agent on or as soon as reasonably practicable after the Amendment Event occurs.

“Hedging Disruption” means that IBRD is unable, after using commercially reasonable efforts, to (A) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) (including swap transactions) or asset(s) or any futures or options contract(s) it deems necessary to hedge the equity price risk or any other relevant price risk including but not limited to the currency risk of IBRD or issuing and performing its obligations with respect to the Notes, or (B) freely realize, recover, remit, receive, repatriate or transfer the proceeds of any such transaction(s) or asset(s) or futures or option contract(s) or any relevant hedge positions relating to the Index.

“Hedging Event” means each of Change in Law, Hedging Disruption and Increased Cost of Hedging.

“Increased Cost of Hedging” means that IBRD would incur a materially increased (as compared with circumstances existing on the Trade Date) amount of tax, duty, expense or fee (other than brokerage commissions) to (A) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) (including swap transactions) or asset(s) it deems necessary to hedge the market risk (including, without limitation, equity price risk, foreign exchange risk and interest rate risk) of IBRD issuing and performing its obligations with respect to the Notes, or (B) realize, recover or remit the proceeds of any such transaction(s) or asset(s), provided that any such materially increased amount that is incurred solely due to the deterioration of the creditworthiness of IBRD and/or any of its respective affiliates shall not be deemed an increased cost of hedging.

IBRD shall be entitled to determine the Early Premium Amount in lieu of the Calculation Agent, in the event the Calculation Agent is unable to fulfil its obligations hereunder due to its bankruptcy, insolvency (or other similar proceedings), or it becoming subject to the appointment of an administrator or other similar official, with insolvency, rehabilitative or regulatory jurisdiction over it.

19.	Early Redemption Amount (Condition 6(c)):

	Early Redemption Amount(s) per Calculation Amount payable on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Early Redemption Amount per Calculation Amount shall be the fair market value of the Notes taking into account the event leading to the event of default less the cost to the Issuer of unwinding any underlying related hedging arrangements, all as determined by the Calculation Agent in its sole and absolute discretion.

20.	Additional Defined Terms:

“Averaging Observation Date” means each of June 15, 2023, July 17, 2023, August 15, 2023, September 15, 2023, October 16, 2023, November 15, 2023, December 15, 2023, January 15, 2024, February 15, 2024, March 15, 2024, April 15, 2024, May 15, 2024, June 17, 2024, July 15, 2024, August 15, 2024, September 16, 2024, October 15, 2024, November 15, 2024, December 16, 2024, January 15, 2025, February 17, 2025, March 17, 2025, April 15, 2025 and May 15, 2025 (each, a “Scheduled Averaging Observation Date,” and May 15, 2025, the “Final Observation Date”), subject to postponement in the event such Trading Day is a Disrupted Day pursuant to Term 17(iv) above.

A “Business Day” means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and New York City.

An “Exchange” means the primary organized exchange or quotation system for trading any Index Components and any successor to any such Exchange or quotation system or any substitute exchange or quotation system to which trading in any Index Component has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the Index Components on such substitute exchange or quotation system as on the original Exchange).

“Final Observation Date” means May 15, 2025, subject to postponement in the event such Trading Day is a Disrupted Day, as described in Term 17(iv) above.

“Index Cancellation” means the Index Sponsor discontinues publication of the Index.

The “Index Closing Level” on any Trading Day will equal the official closing level of the Index or any Successor Index published by Solactive AG (“Solactive” or the “Index Sponsor”) at the regular weekday close of trading on such Trading Day as determined by the Calculation Agent. In certain circumstances, the Index Closing Level will be based on the alternate calculation of the Index described above in Term 17(iv).

An “Index Component” means any security underlying the Index.

“Initial Observation Date” means the Trade Date.

A “Related Exchange” means each exchange or quotation system on which futures or options contracts relating to the Index are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to such Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index on such temporary substitute exchange or quotation system as on the original Related Exchange).

The “Trade Date” means May 15, 2015.

A “Trading Day” means any day on which the Index Sponsor is scheduled to publish the level of the Index, and each Exchange and Related Exchange (each as defined in Term 17(iv) above) is scheduled to be open for its respective regular trading sessions.

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

21.	Form of Notes (Condition 1(a)):	Registered Securities: Global Registered Certificate available on Issue Date

22.	New Global Note:	No

23.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	London and New York

24.	Governing law (Condition 14):	New York

25.	Other final terms:	Neither the Calculation Agent nor IBRD will have any responsibility for good faith errors or omissions in calculating or disseminating information regarding the Index or any Successor Index or as to modifications, adjustments or calculations by Solactive or any Successor Index sponsor in order to arrive at the level of the Index or any Successor Index.

DISTRIBUTION

26.	(i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

27.	If non-syndicated, name of Dealer:	BNP Paribas Securities Corp.

28.	Total commission and concession:	3.675 per cent. of the Aggregate Nominal Amount

29.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

30.	ISIN Code:	US45905URZ92

31.	CUSIP:	45905URZ9

32.	Common Code:	122251241

33.	Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

34.	Delivery:	Delivery against payment

35.	Registrar and Transfer Agent (if any):	Citibank, N.A., London Branch

36.	Intended to be held in a manner which would allow Eurosystem eligibility:	No

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 16, 2014.

SPECIAL ACCOUNT

An amount equal to the net proceeds of the issue of the Notes will be credited to a special account that will support IBRD’s lending for Eligible Projects. So long as the Notes are outstanding and the special account has a positive balance, periodically and at least at the end of every fiscal quarter, funds will be deducted from the special account and added to IBRD’s lending pool in an amount equal to all disbursements from that pool made during such quarter in respect of Eligible Projects.

ELIGIBLE PROJECTS

“Eligible Projects” means all projects funded, in whole or in part, by IBRD that promote the transition to low-carbon and climate resilient growth in the recipient country, as determined by IBRD. Eligible Projects may include projects that target (a) mitigation of climate change including investments in low-carbon and clean technology programs, such as energy efficiency and renewable energy programs and projects (“Mitigation Projects”), or (b) adaptation to climate change, including investments in climate-resilient growth (“Adaptation Projects”).

Examples of Mitigation Projects include, without limitation:

¡	Rehabilitation of power plants and transmission facilities to reduce greenhouse gas emissions

¡	Solar and wind installations

¡	Funding for new technologies that permit significant reductions in GHG emissions

¡	Greater efficiency in transportation, including fuel switching and mass transport

¡	Waste management (methane emission) and construction of energy-efficient buildings

¡	Carbon reduction through reforestation and avoided deforestation

Examples of Adaptation Projects include, without limitation:

¡	Protection against flooding (including reforestation and watershed management)

¡	Food security improvement and stress-resilient agricultural systems which slow down deforestation

¡	Sustainable forest management and avoided deforestation

The above examples of Mitigation Projects and Adaptation Projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by IBRD during the term of the Notes.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in this Final Terms.

Signed on behalf of IBRD:

By:	/s/ Akinchan Jain
Name: Akinchan Jain
Title: Authorized Officer

Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 4383 UNDER THE FACILITY

May 19, 2015

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s US$29,687,000 Green Bonds Linked to the Ethical Europe Equity Index due May 22, 2025 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on May 22, 2015 (the “Settlement Date”) at an aggregate purchase price of US$28,596,002.75 (which is 96.325 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to May 15, 2015, 4:00 p.m. New York time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the undersigned and giving the undersigned the full benefit of the existing validity opinion of such firm as of the date of such existing validity opinion.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1	The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. less the underwriting discount and commission of 3.675 per cent. of the aggregate nominal amount of the Notes).

2	The purchase price specified above will be paid on the Settlement Date by BNP Paribas Securities Corp. to Citibank N.A., London Branch, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3	The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4	In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Dealer hereby agrees to bear the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealer, as well as all expenses incurred by the Dealer in connection with its marketing activities regarding the Notes and related public offering in the United States.

6	The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

BNP Paribas Securities Corp. 787 Seventh Avenue New York, NY 10019 Attention: Structured Solutions Desk Email: sps_na@us.bnpparibas.com Telephone: +1(212) 841-3123

7	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BNP PARIBAS SECURITIES CORP.

By:
Name:
Title:

By:	/s/ Edward Speal
	Name:	Edward Speal
	Title:	Managing Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Akinchan Jain
	Name:	Akinchan Jain
Authorized Officer